Filed by Genesis Microchip Inc. pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Genesis Microchip Inc.

Commission File No.: 000-33477

Filing Date: March 21, 2003

The following is a transcript of a presentation made by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to attendees of the USDC Display Industry Investors Conference on March 18, 2003:

USDC DISPLAY INDUSTRY INVESTORS CONFERENCE

MARCH 18, 2003

10:00 A.M. E.S.T.

             this afternoon, Allen Alley, President, CEO and Chairman of the Board of Pixelworks will be presenting first, followed by Jim Donegan, Chairman and CEO of Genesis Microchip. [inaudible] immediately [inaudible].

Thank you. Please forgive Jim and I. I think we’ve had a combined, probably combined we’ve had eight hours of sleep in three days. But it’s been a really exciting time for, I think, both of our companies and we really believe we’re putting something together that can build a platform for the future and we’d like to tell you that story today.

First of all, safe harbor statement and for somebody that took the company public in the middle of the Gulf War and also took the company public in May 2000. I know this is important so please pay attention to it. I’m going to talk about the market. Jim’s going to talk a little bit about the integration of the two companies. First of all, three powerful market waves: for projectors, for monitors and advanced television. I used to give venture capitalists what I looked for was powerful market waves and great products in those waves. It was unusual to find one market wave for a company. If you found two, it was really exceptional. I think we have three here. And I think that’s really the most exciting about what we’re doing.

Projectors. A nice business for us, for Pixelworks. It’s grown nicely over the past several years and, in fact, even in probably some of the worse IT spending in certainly my memory, this business has continued to grow. It’s a very nice business for us. Growing to about 2.2 million units this year. On top of that, there’s a new consumer segment. This is where these projectors are used in the homes. Often times they’re used in home theaters but actually in Asia, it’s sort of a home theater in a box where I don’t have a lot of space, I don’t have room to have a home theater, I pull the projector out, set it down, watch a movie, take it out and put it away. And we think this can grow this business into the multiple millions of units, five to seven million units by 2006. Pixelworks has carved out a nice business here like I said, pretty much any projector in the word today that you buy has a Pixelworks chip in it. This one, for example, that we’re using today, in fact, has a Pixelworks chip in it. All of the major brands.

Let’s turn and look at the monitor business and I wanted to look at a little bit of the history of the monitor business and the reason I’m doing this is because the LCD TV business is coming and we think there’s a lot of parallels between what’s went on in the monitor business and what’s going to happen in the LCD TV business. These numbers that are represented there are millions of units per year of the total monitor business, the entire monitor business. Ninety-seven almost nothing. Two million. Three million. Four million by 2000. In fact, when we started Pixelworks, there were more projectors sold annually than there were monitors sold annually and this is just a short time ago. And how soon we forget. Now, those first monitors were better than CRTs, but they were still kind of big and bulky. Now what’s happened is, the monitors have gotten thinner and sleeker. The colors are better. The cost has come down. And the other thing that happened is monitor penetration rate right in the 2000 to 2001 timeframe hit five percent and five percent historically is a number where you see the [inaudible] curve in terms of adoption rate of new technologies. And this one did the same thing. 2001 seventeen million. 2002 thirty-four million. 2003 something approaching in the fifty million type unit range.

Now let’s look at Genesis and the success that they’ve had in the monitor business. If I opened up that monitor in the 1997-1998 timeframe, there is a big old printed circuit board in there about eight by ten, a lot of discreet parts. Now, I don’t think it’s a coincidence that when you hit the [inaudible] curve, Genesis had developed monitor chips that had a high level of integration and took a lot of cost out of the system and enabled this thing to go from a niche market into a mass market and Genesis has done that with exceptional performance. Now, let’s turn to the TV market. We believe there is a revolution in TVs that’s going to take place just like there was a revolution in cell phones. There was a revolution in PCs.

We believe the next revolution is in TVs, taking the XTV and turning it into your next TV. If we look at the forecast, now remember that LCD monitor forecast that we talked about, when it hit that five percent, there was a discontinuity. We haven’t adjusted these numbers for that and if you look out at 2004, there’s a 160 million TVs sold annually, five percent of 160 million turns out to be eight million. We believe that discontinuity is going to occur in the 2004 type timeframe and frankly, I don’t believe that 12 million units for 2005. I think it can be significantly more than that.

Now you can layer on top of that opportunities for digital CRTs, rear projection and, in fact, plasma going to about thirty-four million units by 2005. And remember what I said was, this potential market is 160 million units to replace the CRTs. The things that you need to be successful in this market are video processing. Both companies bring an outstanding portfolio of video processing technologies. Specifically, the [inaudible] processing technology from the Genesis side.

What I’ve talked about so far in monitors and in television sets is flat panel displays replacing CRTs. That’s a terrific market. About 150 million desktop PCs and about 160 million, 300 million roughly total available unit market and I think all of us pretty much believe that’s absolutely going to happen. But what we believe on top of that is, for example, I don’t have a CRT in my kitchen. There’s not one in my car. There’s not one in my bathroom. There’s not one in my bedside cable. There’s not one on my refrigerator. Yet, we believe that flat panel displays will be used in all of those locations and those flat panel displays will require the type of electronics that’s provided by the combination of our two companies, Genesis and Pixelworks.

Jim, would you step up and say a few words about the merger.

First of all, did anyone ever think that forty-eight hours ago Allen Alley would be standing up here, saying what an extraordinary job Genesis has done. Now speaking as the Chairman and CEO of Genesis Microchip, okay. I believe that this is exactly the right thing to do. In fact, those of you that have listened to the Genesis presentations up to this point came in the position of in June, it sort of evolved from key objectives and I said about the objectives relative to restoring credibility with the Street. Said about the objective was relative to reversing our market share loss and also said about the objective, if we could show that we could deal with the competitive situation, that we’re experiencing in Taiwan and the fact that we could leverage our cost [inaudible] for the purpose of increasing our gross margin. We’ve accomplished those objectives or are on the way to accomplishing the objectives.

Another very, very key objective that we saw that as a company, we’ve committing, Genesis did, by the end of calendar year ‘04. That at least fifty percent of our revenue would come from non-LCD market but putting the caveat that we would continue to maintain our market share in the LCD market. The day that we closed this merger, we will, the combined company will be getting forty percent of its revenue from the non-LCD monitor market. But basically, we will have pulled in by over a year that objective. So, as we, as we transition into this merger, Genesis is extremely strong, our market share is something between sixty and sixty-five percent, up from the fifty-five percent that the industry reported back in the June timeframe. And we announced a week ago, that rather than having expanded gross margins from the 35.6 we had last quarter, to the originally guided 38-39, we guided last week that our gross margin would be in the 40% range. So we’re going into this merger with two very, very, very strong companies beautifully positioned and it was just obvious to me that it was a time for Genesis to make the move with Pixelworks as our merger partner.

So let’s take a look at, very briefly, the announcement. We all know what it is and that is that Genesis and Pixelworks is merging into one company to be the leading provider of innovative, cost effective IC solutions for advanced displays. If we take a look at each company. First of all Genesis. We are without a doubt best of class monitor technology in the core of Genesis market position in the monitor market is the analog front end capability. And we see today just what an excellent job that is doing relative to our position in SXGA. Tremendous operational strength. And as Allen and I talked about these companies coming together we have shipped over 40 million control units as a company. But Genesis has built a superb manufacturing engine especially demonstrated in recent quarters in improving our gross margin even in the face of Taiwanese competition. We have over 140 patents issued, award winning Faroudja video technology which will be core to the company going forward and brand recognition with Faroudja.

Let’s look at the other side of the ledger. Equally strong, best of class projection technology. As I indicated earlier the objective for Genesis was balance the business. With this very, very, very strong projector market where Genesis was outbuilding a second link as a stool that the day that we close we have a second link and the combined entity is actually focusing on creating a third link. Tremendous innovation. Smart integration technology. If we look at where Pixelworks has gained traction in the market space it’s been right in that smart integration. Systems engineering expertise. You’ll hear Allen talk more about this. But if you look at Genesis extremely strong IC company and in complementing that now we have Pixelworks system engineering expertise, advanced video processing and HDTV and broad applications experience especially in the all-critical China market.

If there’s one slide that summarizes why we are doing this, this is it. Genesis the leader in LCD monitor ICs. Pixelworks leader in projector ICs. Both of us independently looking at what we believe explosive growth in the flat panel TV market. And Allen showed you the numbers. Both of us sitting on a day to day basis saying how much of our profit are we going take from, in our case, the monitor, in Alan’s case the projector, and invest into the flat panel TV market which we absolutely, totally both believe in. What we’re doing here is quite simple. Okay? We are going to continue to be the leader, Genesis products, in the monitor market. Pixelworks projection continue to be the leader but now we combine our resources. And not just dollar resources but technology resources with which to become the leader in that market as it emerges which we believe is going to be sooner, not later.

And let’s look at this from a customer. Right now what’s going on in Japan, Korea and China. Alan’s people are out there visiting their customers. Genesis’ people are out there visiting customers. And this is a slide we’re showing them. But we now have the ability to go into a customer because it’s the same customer base, we’re able to say projector. We have your ICs. Monitor, we have your ICs. And even within the monitor XGA, SXGA, Smart Panel. But together, okay, look at how we’re positioned relative to the emergence of the flat panel TV. This is what this is all about. It’s all about creating a display company. We’ve always believed this market is going to consolidate. We believe we are leading that consolidation.

Relative to the organization, a lot of thought has gone into this before signing the definitive agreement. Months of work have gone into this and I will be the chairman of the company. Seven outside directors. Alan will be the president and CEO also a director. I am also a director. So a board of nine people. By step through the organization, Hans Olsen from Pixelworks will be leading up the, he’ll be the chief operating officer. Anders Frisk, who has been the chief operating officer of Genesis having the business units under him. We’re going to a business unit structure. So just look at it this way: Anders has the front end of the business, Hans has the execution side of the business. Anders and his team identifying market needs, product, developing the product, supporting them in the field and bringing them in. Jeff Bouchard, who’s been the CFO of Pixelworks, CFO of the combined company. Eric Erdman, the CFO of Genesis, becoming executive vice president, New Business Development.

So, strategy for the new company. Pretty simple. Leadership—LCD—monitor controllers. Leadership—projector ICs. CRT/TV product initiative which is a Pixelworks effort which is going to be supported in the combined company to drive the flat panel adoption. As Alan has shown earlier, this is the next wave and it is coming driven by the same factors that have been driven by the flat panel monitor revolution. And for our customers, total customer satisfaction. We are able to provide, the combined companies, an extremely broad product portfolio of display products. New company, more technology. Faroudja, NDSP, mixed signal, more advancement in innovation in video technology combined a very substantial, significant engineering design engine. More products. Monitor, projectors, CRT TVs, LCD TVs. More technical support. We will have the most in-depth feet on the Street, FAE sales people of any display company out there. Lower costs. Absolutely critical. We’ve achieved the gross margin expansion through a variety of ways in Genesis. We have built a manufacturing engine in Genesis that will now position us and propel us in the flat panel TV market. It’s already there. Now it’s additive. In the case of the monitors as we experience competition we had to build the expertise as we went. The engine is now there to be added. More unit volume, more wafer volume, more assembly, more tests—all focused on the absolute lower cost of goods sold. These are competitive markets. They’re going to continue to be competitive markets. The game is going to be won not just with technology, that’s critical, not just with support, that’s critical, but it’s going to be won at the cost of goods sold line as well. Combined we have all these pieces.

In financial strength, no debt. $220 million in cash and if you look at the guidance that both of us add to the current quarter, Genesis guiding between $53.5-$54.5 million. Pixelworks guiding in the $30 million range, that’s about an $85 million per quarter sort of rate. That’s a very substantial entity in this very competitive environment. So, with that, I’ll hand it back over to my good friend and recent buddy, Allen Alley.

Thank you, Jim. Who would’ve thought that Jim Donegan would be standing here telling you that Pixelworks is getting traction in the monitor business with Smart Panels? Just a couple of closing slides here. What the board of directors of Pixelworks from the management team of Pixelworks, and I think that’s a key point, this isn’t just a board decision, this is board and management. And the same thing on the Genesis side. It’s board and management got together and looked at the combination of these two companies and looked at the market opportunity that we have and both of us are so optimistic and excited about that opportunity and the opportunity to build a billion dollar semiconductor company. When it came down to say should we go, it was unanimous at the board and it was unanimous at the management team on both sides that this is fact what we should do. We’re building a platform. You take these two companies, you put them together, we’re still not an enormous company but boy we’re a much, much, much stronger company that we are separate. And we now have a platform to launch into the advanced television market. Genesis segment revenue, Pixelworks segment revenue and, from a segment standpoint Pixelworks, for example, has grown that advanced TV segment from 0 to about 25% of our business over the past year. But you put us together and we certainly have three legs to the stool. Obviously we have the LCD monitor segment. For us it’s the biggest segment of this business and it should be the biggest segment of the business, it’s the biggest market out there today. The projector market, a nice market for us and a nice segment for our business with advanced TV already representing a significant portion of the business and growing forward we expect will be the largest segment for us. With that the merger of Genesis and Pixelworks will create this platform to allow us to move forward, to take care of our business in monitors and projectors and to take advantage of the opportunities we have in advanced television. We probably have time for about five minutes of questions here before we move to breakout. Yes?

Have you established an exchange ratio of the merger? Are there collars on that or, in view of the volatility of the stock market, is there a walk-away price?

There’s not a collar on the exchange ratio. It’s a fixed exchange ratio.

Is there a walk-away price?

No. Other questions? Nothing? Oh, okay. There we go. She’s . . .

You mentioned the CRT TV part initiative. What is that?

Pixelworks, through our acquisition of MBSP bought a business that had two pieces to it. Some video processing technology that could be used in flat panel displays and also video processing technology for digital CRTs; for high definition CRTs. With a focus in China, one of the things that you may not realize is China is now the largest television market in the world. They are also the largest handset market in the world and that just recently happened. So we have a business of digitally enabling analog television sets for high definition purposes. The nice thing about China is they have very little digital design expertise so they have this wonderful analog television set they want to add digital capabilities to it. They really come to us and buy one of our system solutions, we design the boards, they put it on their chassis and it’s a terrific business for us and it leverages the work that we’re doing in the flat panel televisions also and to the CRTs. Yes?

Do you know about how quickly you expect prices to come down and maybe compare [inaudible]?

Prices in the flat panel television business?

Yes.

I think when you bust it up and you’ve got a 15” television set for $500-$600 and you have a 15” monitor for $200 something isn’t quite making sense yet because the cost of goods of the electronics today might be $40 or $50 more if I’m being generous on the electronics cost. So there’s some fundamental things. I think it’s just, you know, ramping the volume and channels that will take care of some of that. Some of it is cost of goods that we can pull out. Another thing is historically they’ve actually used two different LCDs. There’s an LCD for a TV and there’s an LCD for a monitor. And so you didn’t quite get the leverage from the monitor LCD. That’s changing. They’re starting to use monitor LCDs in TVs.

So when you look out after volumes of [inaudible] years it is, how do you compare [inaudible]?

It should be just a few dollars more in cost for an LCD TV, $5-$10 more in cost of an LCD TV so the price at retail, may be $50 difference.

                 work for monitor work today?

Well relatively speaking, I’m not measuring, I am measuring it relative to a monitor. An LCD TV, same size compared to an LCD monitor at retail may be $50 when it . . .

                     versus a CRT?

Oh, versus a CRT TV there definitely is a ratio and when we were looking at the monitor business five years ago people used to say that you had to get within 20% of the cost of a CRT for the market to switch to be half LCDs. Well, guess what? It happened at about double the cost of the CRT and the market prognosticators were entirely wrong. People used to laugh at me when I gave this analogy but I actually think it’s true. If I bought a 36” black and white television set in here and said I’d give it to anybody in the room, nobody would take it home with them. Right? Because your significant other would go, “What the hell is this? What are we going to do with this thing?” I mean, it’s a perfectly good black and white television set but nobody, nobody, wants it. No matter how cheap it is. And I think we’re going to get to that position with the flat panel displays that it doesn’t matter if it’s half as much, once it gets down into that couple hundred dollar range it just switches over. Everything switches over and I really think that’s what’s going to happen here. Yes?

Could you talk about the combined company profit model? [inaudible] gross margin profit level. What does it look like in twelve months?

Yeah, we have to rationalize that as we go through this process and, as you know, given the regulatory concerns of something like this, we’ve only been able to look at it at a very high level so far. But Genesis profit margins are in the 40% range. Our profit margins are in a 46%, 47%, 48% range and that’s a blended margin for us including our monitor business, advanced television and projector business. We’ve said that our advanced television and our projector business have higher gross margins than what we report the monitor business for us is a little bit lower gross margin. The other thing that we have said is that we think we can pull out about $4 million of operating expenses from the combined model. And again, we haven’t been able to get down to the detailed level but just sort of comparing it at a high level and looking at where we have sort of the gray areas of overlap, we think we can take about $4 million out of operating expenses, that’s about 12.5% of our [inaudible] number that we can pull out of it. So, that’s what we’ve been able to do so far. I would expect that when we close we’ll also give you visibility on an operating model going forward. One of the things that Jim and I believe we have to do is we have to demonstrate a profitable operating model, that’s the kind of operating model that has the sustainability to take us to a billion dollars. We have an interesting proposition here where nobody doubts the market. Well, maybe the guy in the back over there, doubts the market, but basically nobody doubts this market. Nobody doubts the size. Where there may be doubt is in the execution to that market and in the operating model to that market. Well guess what? The nice thing from management team perspective is that’s completely under our control and with the demonstration that Genesis has done in terms of actually taking their gross margins up in what people believe is an extraordinarily competitive semiconductor business I think bodes well for the combination going forward.

Is there a reason TV [inaudible] TV market [inaudible] optimistic prices [inaudible] market over three quarters?

It will approach it but there is fundamentally a lot more going on in a TV chip than there is in a monitor chip. I showed you that monitor board that was about this big four years ago and today the monitor board is about this big. Using that same technology applied in the TV space we bump back up to the big board. So there’s a lot more going on in TVs that we’re going to drive in. Are we done?

Yeah.

Okay. Thank you. The breakout is in room . . .?

Right behind in the Julliard Room where the . . .

Julliard Room. Right back there. Thanks.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the federal securities laws, including statements by Allen Alley and James Donegan, and statements about growth in the industries for ICs for monitors, projectors and flat panel TVs, timing of closing, new product development, technology leadership position of the combined company, the accretive nature of the transaction, and operational synergies and cost savings expected to be achieved following the transaction. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected as a result of a number of factors, including the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the possibility that the combined company may fail to effect the anticipated synergies and cost savings, the possibility that the combined company may fail to introduce new products (including advanced display products) on a timely basis and achieve volume production of those products, the possibility that the combined company may fail to secure or retain design wins with customers, the possibility that the actual growth rate of the combined companies’ industries may differ from projections, and changes in general economic conditions. Other factors that may cause actual results to differ materially include the rate of decline in product pricing and competitive pricing pressure, supply of products from the companies’ third party foundries, changes in estimated product costs, manufacturing yields or product mix, the companies’ ability to manage inventory, costs and outcome of legal proceedings and other factors set forth in the reports that each company files with the Securities and Exchange Commission, including but not limited to Pixelworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and Genesis’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2002.

Additional Information and Where to Find It

In connection with the proposed merger, Pixelworks, Genesis Microchip and Display Acquisition Corporation intend to file a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT /PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Pixelworks and Genesis Microchip with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’s website at www.pixelworks.com, or by contacting Genesis Microchip at 408-262-6599 and through Genesis Microchip’s website at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional